UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Officer Changes

On January 26, 2023, the Board of Directors (the “Board”) of Vertical Aerospace Ltd. (the “Company”) appointed John Martin as Chief Financial Officer of the Company and designated Mr. Martin as the Company's principal financial officer, each with effect from February 20, 2023, succeeding Vincent Casey in such roles. On January 26, 2023, Mr. Casey notified the Board of his resignation as the Chief Financial Officer of the Company, effective as of February 20, 2023.

On January 27, 2023, the Company issued a press release announcing Mr. Martin’s appointment, a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

Director Changes

Mr. Casey will continue to serve on the Company’s Board as a non-executive director.

On January 26, 2023, Michael Cervenka notified the Board of his resignation as a member of the Board, effective as of that date. Mr. Cervenka will continue to serve on the Company’s leadership team as Chief Technology Officer.

Forward-Looking Statements

Certain statements in this Report of Foreign Private Issuer on Form 6-K (the "Form 6-K") constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding anticipated management and Board changes. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the Company’s limited operating history, the Company’s history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future, the Company’s dependence on senior management team and other highly skilled personnel, and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 29, 2022, as such factors may be updated from time to time in Vertical’s other filings with the SEC. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Vertical Aerospace Ltd. dated January 27, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: January 27, 2023	By:	/s/ Vincent Casey
Vincent Casey
Chief Financial Officer